SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                              NetOptix Corporation
                                (Name of Issuer)

                                    363544107
                                 --------------
                                 (CUSIP Number)



                           Andlinger Capital XIII LLC
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3533

   ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 5, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-9(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 363544107
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Gerhard R. Andlinger
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States
--------------------------------------------------------------------------------
   Number of Shares               SOLE VOTING POWER
Beneficially owned by
each reporting person      7      0 shares
         with
                        --------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  / /

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 363544107
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Andlinger Capital XIII LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Connecticut
--------------------------------------------------------------------------------
   Number of Shares               SOLE VOTING POWER
Beneficially owned by
each reporting person      7      0 shares
         with
                        --------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  / /

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See item 5
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 363544107
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Stephen A. Magida
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States
--------------------------------------------------------------------------------
   Number of Shares               SOLE VOTING POWER
Beneficially owned by
each reporting person      7      0 shares
         with
                        --------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  See Item 5
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  / /

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 363544107
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Charles E. Ball
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States
--------------------------------------------------------------------------------
   Number of Shares               SOLE VOTING POWER
Beneficially owned by
each reporting person      7      0 shares
         with
                        --------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See item 5
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See item 5
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 363544107
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          John P. Kehoe
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States
--------------------------------------------------------------------------------
   Number of Shares               SOLE VOTING POWER
Beneficially owned by
each reporting person      7      0 shares
         with
                        --------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See item 5
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See item 5
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 31, 1998 (the "Original 13D"), as amended by Amendment No. 1, filed as of October 6, 1999 ("13D Amendment No. 1"), Amendment No. 2 filed as of December 21, 1999, and Amendment No. 3, filed as of February 18, 2000 ("13D Amendment No. 3") each on behalf of Andlinger Capital XIII LLC ("Andlinger Capital"), Gerhard R. Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe (collectively, the "Schedule 13D Filing") with respect to NetOptix Corporation (the "Issuer"). Capitalized terms used in this Amendment No. 4 without definition shall have the respective meanings ascribed to them in the Schedule 13D Filing.

Item 3.  Source and Amount of Funds or other Considerations.

         On or about April 5, 2000, Andlinger Capital used funds advanced by Mr. Andlinger and other members of Andlinger Capital to exercise Warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $1.50 per share.

Item 4.  Purpose of Transaction.

         At this time, the Reporting Persons have no present intention of acquiring additional shares of the Issuer, although each Reporting Person reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Except as previously reported with respect to the proposed Merger Agreement (as defined in 13D Amendment No. 3), the Reporting Persons, individually or as a group, have no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D. Certain of the Reporting Persons are directors and/or officers of the Issuer, and may in the exercise of their duties as officers and/or directors of the Issuer, from time to time, consider one or more of such transactions.

Item 5.  Interest in Securities of the Issuer

         Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended December 31, 1999, there are issued and outstanding 11,452,596 shares of Common Stock.

         Andlinger Capital beneficially owns and has shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement (as described in 13D Amendment No. 3)) to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,000,000 shares of Common Stock, representing 34.92% of the issued and outstanding shares of Common Stock.

         In his capacity as trustee of the Trust, Mr. Magida beneficially owns and has the power (shared with the Corning Proxy under the terms of the Stockholder Agreement (as described in 13D Amendment No. 3)) to vote or direct the vote of, and (after taking into consideration Mr. Magida's authority as sole manager of Andlinger Capital) the sole power to dispose or direct the disposition of, 4,171,465 shares of Common Stock consisting of 4,000,000 shares of Common Stock held by Andlinger Capital and 171,465 shares of Common Stock previously held by Mr. Andlinger individually. Mr. Magida, in his capacity as manager of Andlinger Capital also has shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and with the other Reporting Persons (as described in 13D Amendment No. 3)) to vote or direct the vote of, and shared power with the Reporting Persons to dispose or direct the disposition of, 4,000,000 of such shares of Common Stock held by Andlinger Capital. In addition, Mr. Magida beneficially owns and has the power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 28,000 shares of Common Stock held by Mr. Magida as trustee of the trusts referred to in Item 5 of the Original 13D, which together with the 4,171,465 shares set forth in the first sentence of this paragraph, represents 36.67% of the issued and outstanding shares of Common Stock.

         Mr. Andlinger, in his capacity as a controlling person of ANC Management Corp., beneficially owns and has shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement (as described in 13D Amendment No. 3)) to vote or direct the vote of, and sole power to dispose or direct the disposition of, 100,000 shares of Common Stock attributable to the Options (as described in 13D Amendment No. 1), representing 0.87% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the Options). By virtue of Mr. Andlinger's relationship with the trustee of the Trust, Mr. Andlinger could be deemed to be a beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 4,171,465 shares of Common Stock held by the Trust. Nothing in this 13D Amendment No. 4 shall be deemed an admission that Gerhard R. Andlinger is the beneficial owner of 4,171,465 shares of Common Stock held directly or indirectly by the Trust and/or Andlinger Capital.

         Mr. Ball by virtue of his relationships with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and the Reporting Persons (as described in 13D Amendment No. 3)) to vote or direct the vote of, and shared power (with the Reporting Persons) to dispose or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock representing 34.92% of the issued and outstanding shares of Common Stock.

         Mr. Kehoe by virtue of his relationships with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and the other Reporting Persons (as described in 13D Amendment No. 3)) to vote or direct the vote of, and shared power (with the Reporting Persons) to dispose or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock representing 34.92% of the issued and outstanding shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit XVI Joint Filing Agreement dated as of April 13, 2000 among Andlinger Capital XIII LLC, Gerhard R. Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe.

                                    SIGNATURE


         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, the Reporting Persons each certify that the information set forth in this statement is true, complete and correct.


Date: April 13, 2000               ANDLINGER CAPITAL XIII LLC


                                         By: /s/ Stephen A. Magida
                                            --------------------------
                                         Name:   Stephen A. Magida
                                         Title:  Manager



                                   /s/ Gerhard R. Andlinger
                                   -------------------------
                                   Gerhard R. Andlinger



                                   /s/ Stephen A. Magida
                                   -------------------------
                                   Stephen A. Magida



                                   /s/ Charles E. Ball
                                   -------------------------
                                   Charles E. Ball



                                   /s/ John P. Kehoe
                                   -------------------------
                                   John P. Kehoe

                                                                     Exhibit XVI




                             JOINT FILING AGREEMENT



         The undersigned agree, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, to jointly file with the Securities and Exchange Commission Amendment No. 4 to the Schedule 13D filed on December 31, 1998 on behalf of the undersigned, and any subsequent amendments thereto.


Dated:  April 13, 2000

                                   ANDLINGER CAPITAL XIII LLC


                                         By: /s/ Stephen A. Magida
                                            --------------------------
                                         Name:   Stephen A. Magida
                                         Title:  Manager



                                   /s/ Gerhard R. Andlinger
                                   -------------------------
                                   Gerhard R. Andlinger



                                   /s/ Stephen A. Magida
                                   -------------------------
                                   Stephen A. Magida



                                   /s/ Charles E. Ball
                                   -------------------------
                                   Charles E. Ball



                                   /s/ John P. Kehoe
                                   -------------------------
                                   John P. Kehoe